Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Explanatory Note: certain hyperlinks to Great Plains Energy Incorporated’s intranet have been omitted.

Oct. 10, 2017	Got news? Tell us	Archives	Employee milestones

•	Shareholder meetings ahead
•	See who has cause to celebrate

Westar

Shareholder meetings ahead

Between Westar and KCP&L, three shareholder meetings* soon will occur closely together, so we wanted to take a moment and clarify what you should expect.

First, Westar recently announced it will conduct its Annual Shareholder Meeting on Wednesday, Oct. 25, in Topeka. This is where they conduct typical business, like approving auditors and directors. The event is usually held in May but was postponed because the original merger was anticipated to close in April.

Second, both Westar and Great Plains Energy will separately conduct special merger-related shareholder meetings on Tuesday, Nov. 21, at 10 a.m. At those sessions, shareholders will gather specifically to vote on the new merger.

As always, we encourage you to send merger-related questions to BetterTogether@kcpl.com. We’ll continue to post info as we’re able to on the Merger FAQ page on the intranet.

Westar announces voluntary exit program

As shared previously, Westar will offer a Voluntary Exit Program for its nonunion employees hired as of May 1, 2017. The program is designed to assist workgroups with decisions about new company staffing by giving employees who want to leave an option to do that.

Eligible employees may opt-in to the program from now through Nov 15. If you’d like to see more details, you may view Westar’s FAQ document. (Note: Links to their internal websites won’t work for KCP&L employees.) If you have questions, please contact BetterTogether@kcpl.com.

Employee news

See who has cause to celebrate

You can always check out the Employee Milestones link at the top of e-News to see who:

•	Joined the company.

•	Retired or transferred to a new position.

•	Will celebrate a birthday or five-year service anniversary.

Questions? Contact the HR Service Center, (816) 276-5555.

Give a shout out!

Our intranet Recognition link lets you recognize accomplishments, anniversaries and special events.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy intend to mail the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or about October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.